FOR IMMEDIATE RELEASE

For more information contact:

Pedro A. Richards
Chief Executive Officer
Telefax: (5411) 4343-7528
investorelations@gfgsa.com
www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR
THE QUARTER ENDED JUNE 30, 2010

(Buenos Aires, Argentina, August 10, 2010) – Grupo Financiero Galicia S.A. (“Grupo Galicia”, “GFG”) (Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the second quarter of fiscal year 2010, ended June 30, 2010.

NET INCOME FOR THE QUARTER ENDED JUNE 30, 2010

➢	Net income for the second quarter ended June 30, 2010, amounted to Ps. 46.4 million or Ps. 0.037 per share, equivalent to Ps. 0.37 per ADS.

➢
This result can be mainly attributed to the income derived from our interests in Banco de Galicia y Buenos Aires S.A. (“the Bank”) (Ps. 69.0 million) and in Sudamericana Holding (Ps. 6.8 million), which was partially offset by administrative expenses and financial expenses in the amount of Ps. 24.7 million. Financial expenses include Ps. 11.3 million related to hedge derivatives of foreign currency risk of past quarters that, as of March 31, 2010, were registered as “Valuation Adjustment of Hedging Derivatives.” Excluding this adjustment, Grupo Galicia’s net income for the quarter would have amounted to Ps. 57.7 million.

➢
The Bank recorded a net income of Ps. 72.8 million, an increase from the Ps. 41.1 million recorded in the second quarter of FY2009. Net income before the amortization of deferred losses from amparo claims increased significantly, reaching a Ps.202.4 million profit.

➢
As of June 30, 2010, the Bank’s market share of loans to the private sector reached 8.68%, of which 0.73 percentage points correspond to Compañía Financiera Argentina. In terms of deposits, market share of the private sector reached 7.95%, of which 0.14 percentage points correspond to Compañía Financiera Argentina.

➢	The table below shows the results per share information, based on Grupo Galicia’s financial statements.

	In pesos
	FY 2010	FY 2009	Six months ended at:
Earnings per Share	2nd Q 06/30/10	2nd Q 06/30/09	06/30/10	06/30/09

Total Average Shares (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Total Shares Outstanding (in thousands)	1,241,407	1,241,407	1,241,407	1,241,407
Book Value per Share	1.739	1.579	1.739	1.579
Book Value per ADS (*)	17.390	15.790	17.390	15.790
Earnings per Share	0.037	0.030	0.079	0.104
Earnings per ADS (*)	0.370	0.300	0.790	1.040

(*) 1 ADS = 10 ordinary shares

➢	Grupo Galicia’s net income for the quarter represents an annualized return of 1.05% on average assets and of 8.71% on average shareholders’ equity.

	Percentages
	FY 2010	FY 2009	Six months ended at:
Profitability	2nd Q 06/30/10	2nd Q 06/30/09	06/30/10	06/30/09

Return on Average Assets (*)	1.05	0.76	1.06	1.22
Return on Average Shareholders Equity (*)	8.71	7.61	9.33	13.44

(*) Annualized.

NET INCOME BY BUSINESS

➢	“Income from stake in Sudamericana Holding” includes the results from our interest in such company for the quarter ended March 31, 2010.

➢	“Income from stake in other companies” includes the results from our interests in Net Investment S.A., Galicia Warrants S.A, G.V. Mandataria de Valores S.A. and Galval Agente de Valores S.A.

➢
The “Deferred tax adjustment” shows the income tax charge determined by Banco Galicia’s subsidiaries in accordance with the deferred tax method. This adjustment was not made in Banco Galicia’s financial statements because Argentine Central Bank’s regulations do not contemplate the application of the deferred tax method.

➢	“Other income GFG” mainly includes administrative expenses of Ps. 7.7 million and financial expenses of Ps. 17.0 million.

➢	The table below shows a “Net Income by Business” analysis. It includes a breakdown of Grupo Galicia’s results by subsidiary.

	In million of pesos
	FY 2010		Six months ended at:
Net Income by Business	2nd Q 06/30/10	1st Q 03/31/10	06/30/10	06/30/09
Income from stake in Banco Galicia (94.7)	69.0	57.5	126.5	67.4
Income from stake in Sudamericana Holding (87.5%)	6.8	4.5	11.2	9.8
Income from stake in other companies	-0.6	-1.0	-1.6	-3.1
Deferred tax adjustment in Banco Galicia’s subsidiaries	-3.6	-1.0	-4.5	9.6
Other income GFG	-24.7	-8.6	-33.3	74.0
Income tax	-0.5	0.3	-0.3	-29.0

Net Income for the period	46.4	51.7	98.1	128.7

RECENT DEVELOPMENTS

➢
The issuance of Class II Negotiable Obligations for a total face value of up to US$45,000,000 was authorized on May 7, 2010. This class was issued in two series: Series II, for an amount of US$18,143,291 at a price of 101.82% of face value, with a maturity date of May 2012 and 8% interest; and Series III, for an amount of US$26,856,709 at a price of 101.28%
of face value, with a maturity date of May 2013 and 9% interest.

CONFERENCE CALL

On Wednesday, August 11, 2010, at 12:00 P.M. Eastern Standard Time (1:00 PM Buenos Aires Time), GFG will host a conference call to review these results.

The call-in number is: (913) 312-1434

Passcode: 2542354

This report is a summary analysis of the Grupo Galicia’s financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with Banco Galicia’s press release (www.bancogalicia.com.ar) and GFG’s financial statements, as well as with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gov.ar), Securities and Exchange Commission (www.sec.gov), Bolsa de Comercio de Buenos Aires (www.bolsar.com.ar), Bolsa de Comercio de Córdoba and Nasdaq (www.nasdaq.com). Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)

	In million of pesos
	06/30/10	03/31/10	12/31/09	09/30/09	06/30/09
CASH AND DUE FROM BANKS	3,999.5	4,001.8	3,696.3	3,937.8	3,969.0

GOVERNMENT AND CORPORATE SECURITIES	3,627.1	4,137.9	3,920.4	4,314.7	3,191.7

LOANS	17,028.3	14,060.6	13,477.9	11,375.3	10,880.7

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE	3,207.6	3,593.4	3,360.4	3,577.0	4,273.2

EQUITY IN OTHER COMPANIES	54.2	56.2	53.9	51.5	49.4

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS AND INTANGIBLE ASSETS	1,463.7	1,522.2	1,534.4	1,523.2	1,527.2

OTHER ASSETS	1,221.5	1,336.7	1,559.1	1,576.7	2,005.6

TOTAL ASSETS	30,601.9	28,708.8	27,602.4	26,356.2	25,896.8

DEPOSITS	18,554.0	17,964.7	17,039.4	15,837.0	15,050.3
- Non-Financial Government Sector	930.0	1,395.2	1,377.2	1,468.0	1,336.5
- Financial Sector	268.2	249.8	228.5	206.8	185.6
- Non-Financial Private Sector and Residents Abroad	17,355.8	16,319.7	15,433.7	14,162.2	13,528.2
- Current Accounts	4,698.8	3,834.6	3,631.4	3,155.4	3,242.1
- Savings Accounts	5,171.1	4,985.9	4,765.6	4,298.7	4,357.7
- Time Deposits	7,028.3	7,184.0	6,727.8	6,384.2	5,594.3
- Other	399.9	254.6	248.4	263.1	278.9
- Accrued interest and quotation diferences payable	57.7	60.6	60.5	60.8	55.2

OTHER BANKS AND INTERNATIONAL ENTITIES	904.0	754.3	796.5	736.3	740.1

NEGOTIABLE OBLIGATIONS	2,482.2	2,354.0	2,677.2	2,884.4	2,958.4

OTHER LIABILITIES	6,177.1	5,235.9	4,748.2	4,620.0	4,927.3

MINORITY INTERESTS	325.9	298.9	288.6	273.4	261.1

TOTAL LIABILITIES	28,443.2	26,607.8	25,549.9	24,351.1	23,937.2

SHAREHOLDERS’ EQUITY	2,158.7	2,101.0	2,052.5	2,005.1	1,959.6

INFLATION AND EXCHANGE RATE
Retail Price Index (%) (**)	2.33	3.46	2.58	2.21	1.09
Wholesale Price Index (%) (**)	3.34	4.47	3.26	3.35	2.09
C.E.R. (%) (**)	2.85	3.16	2.39	1.79	1.33
Exchange Rate ($/U$S) (***)	3.9318	3.8763	3.7967	3.8427	3.7952

(*)  Grupo Financiero Galicia S.A., consolidated with subsidiary companies (Art.33 - Law 19550).
(**)  Variation within the quarter.
(***)  Last working day of the quarter. Source B.C.R.A. - Comunique “A” 3500 - Reference Exchange Rate

SELECTED FINANCIAL INFORMATION – CONSOLIDATED DATA (*)

	In million of pesos
Quarter ended:	06/30/10	03/31/10	12/31/09	09/30/09	06/30/09

FINANCIAL INCOME	803.4	736.9	808.9	723.1	710.3
- Interest on Cash and Due From Bank	0.2	0.1	0.1	0.1	0.2
- Interest on Loans to the Financial Sector	1.0	0.8	0.9	1.1	1.2
- Interest on Overdrafts	43.1	36.2	42.6	43.2	51.3
- Interest on Notes	113.7	113.7	111.6	96.4	88.6
- Interest on Mortgage Loans	25.7	25.4	28.6	28.7	29.9
- Interest on Pladge Loans	2.5	2.3	2.4	2.9	3.0
- Interest on Credit Card Loans	279.3	223.4	228.9	199.8	208.0
- Interest on Other Loans	157.1	140.0	127.2	107.5	105.9
- Net Income from Government and Corporate Securities	130.2	116.3	158.7	187.3	127.2
- On Other Receivables Resulting from Financial Brokerage	3.6	5.1	19.4	(6.2)	3.3
- Net Income from Guaranteed Loans-Decree 1387/01	0.8	1.0	1.3	1.5	1.9
- Adjustment by application of adjusting index	1.3	1.5	1.7	1.8	1.5
- Quotations Differences on Gold and Foreign Currency	(4.9)	26.0	29.6	28.7	34.5
- Other	49.8	45.1	55.9	30.3	53.8

FINANCIAL EXPENSES	315.4	330.3	380.0	346.6	349.2
- Interest on Demand Accounts Deposits	1.6	3.8	3.2	3.1	3.4
- Interest on Saving Accounts Deposits	1.2	1.1	1.0	1.0	0.8
- Interest on Time Deposits	172.8	187.5	211.8	209.9	205.7
- Interest on Interbank Loans Received (Call Money Loans)	2.3	1.4	1.1	0.8	1.6
- Interest on Loans from Financial Sector	-	-	-	0.1	1.2
- For Other Liabilities resulting from Financial Brokerage	42.3	33.4	72.6	24.4	63.9
- Interest on Subordinated Negotiable Obligation	33.9	33.4	32.2	32.5	31.0
- Other interest	1.0	0.9	0.6	0.8	0.7
- Net Income from Options	0.2	0.2	0.2	0.2	-
- Adjustment by application of adjusting index	-	0.1	-	0.1	-
- Contributions to the Deposit Insurance Fund	7.8	7.4	6.8	6.7	6.4
- Other	52.3	61.1	50.5	67.0	34.5

GROSS BROKERAGE MARGIN	488.0	406.6	428.9	376.5	361.1

PROVISIONS FOR LOAN LOSSES	115.0	121.0	174.4	142.9	144.7

INCOME FROM SERVICES, NET	421.2	389.5	369.3	338.1	305.7

ADMINISTRATIVE EXPENSES	629.8	589.7	563.0	517.0	492.8
- Personnel Expenses	356.6	338.8	311.6	283.9	277.9
- Directors’ and Syndics’ Fees	2.2	2.9	2.8	2.4	1.7
- Other Fees	18.8	17.2	19.7	19.2	16.3
- Advertising and Publicity	40.6	35.8	38.6	34.5	25.1
- Taxes	45.6	37.4	38.6	35.3	33.7
- Depreciation of Premises and Equipment	18.4	18.1	18.7	18.3	18.7
- Amortization of Organization and Development Expenses	14.6	13.1	14.5	10.8	10.6
- Other Operating Expenses	82.3	77.6	74.5	70.0	68.6
- Other	50.7	48.8	44.0	42.6	40.2

MINORITY INTEREST	(26.4)	(19.7)	(15.6)	(12.8)	(9.5)

INCOME FROM EQUITY INVESTMENTS	0.3	2.5	(0.1)	13.6	(0.6)

NET OTHER INCOME	(33.0)	33.8	41.1	36.1	41.9

INCOME TAX	58.9	50.3	36.9	40.3	24.3

NET INCOME	46.4	51.7	49.3	51.3	36.8

(*) Group Financiero Galicia, consolidated with subsidiary companies (Art.33 - Law 19550)

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